

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

William Caragol
Chief Financial Officer
Mainz Biomed N.V.
Robert Koch Strasse 50
55129 Mainz
Germany

> **Re: Mainz Biomed N.V.**
> **Registration Statement on Form F-1**
> **Filed November 5, 2024**
> **File No. 333-282993**

Dear William Caragol:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tim Dockery